EXHIBIT 11.1

Exhibit 11.1 - Computation of Earnings per Share

2005
Basic:

Net Loss	$(1,095,074)

Average shares:
Common shares issued	93,769,177
Average shares outstanding	90,278,841

Net income per common share, basic	$(0.01)

Diluted:

Net Loss	$(1,095,074)

Average shares:
Common shares issued	99,507,536
Average shares outstanding	90,278,841

Net income per common share, basic	$(0.01)